Exhibit 99.3

Intellipharmaceutics Announces Second Quarter 2016 Results

Toronto, Ontario July 13, 2016 – Intellipharmaceutics International Inc. (NASDAQ:IPCI; TSX:I) (“Intellipharmaceutics” or the “Company”), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today reported the results of operations for the three and six months ended May 31, 2016. All dollar amounts referenced herein are in United States dollars unless otherwise noted.

Key Highlights

•	Announced that the FDA granted the Company a waiver of the NDA user fee related to RexistaTM XR.
•	Made continued progress on the Company’s RexistaTM XR development program, reporting positive pharmacokinetic results showing no “food effect”.
•	Consummated an underwritten public offering, netting proceeds to the Company of approximately $5.3 million.

Corporate Developments

•	In July 2016, the United States Food and Drug Administration (“FDA”) completed its review of our previously requested waiver of the new drug application (“NDA”) user fee related to our RexistaTM XR (abuse deterrent oxycodone hydrochloride extended release tablets) NDA product candidate. The FDA, under the small business waiver provision section 736(d)(1)(D) of the Federal Food, Drug, and Cosmetics Act, granted the Company a waiver of the $1,187,100 application fee for RexistaTM XR.
•	In July 2016, Intellipharmaceutics announced the results of a food effect study conducted on its behalf for RexistaTM XR. The study showed that RexistaTM XR can be administered with or without a meal (i.e., food does not affect the rate and extent of absorption). The Company believes that RexistaTM XR is well differentiated from currently marketed oral oxycodone extended release products. The Company plans to file the NDA for RexistaTM XR in August 2016.
•	In June 2016, the Company announced the closing of its underwritten public offering of 3,229,814 units of common shares and warrants, at a price of $1.61 per unit. In connection with the offering, the Company issued an aggregate of 3,229,814 common shares and warrants to purchase an additional 1,614,907 common shares. The underwriter also purchased additional warrants at a purchase price of $0.001 per warrant to acquire 240,390 common shares pursuant to the over-allotment option exercised in part by the underwriter. The warrants are exercisable immediately, have a term of five years and an exercise price of $1.93 per common share. After underwriting discounts, commissions and estimated offering expenses, the Company received net proceeds of approximately $4.6 million. The Company subsequently consummated closings of the sales of an aggregate of 459,456 additional common shares at the public offering price of $1.61 per share. The Company received net proceeds of approximately $0.7 million from the subsequent partial exercises of the over-allotment option, after deducting the underwriting discount. The closings of these partial exercises brought the total net proceeds from the offering to approximately $5.3 million, after deducting the underwriter’s discount and estimated offering expenses.

  There can be no assurance that we will not be required to conduct further studies for Rexista™ XR, that we will continue to satisfy the criteria for the waiver of the application fee, that we will file an NDA for Rexista™ XR in August 2016, that the FDA will ultimately approve the NDA for the sale of Rexista™ XR in the U.S. market, that it will ever be successfully commercialized, that we will be successful in submitting any additional Abbreviated New Drug Applications (“ANDAs”), Abbreviated New Drug Submissions (“ANDSs”) or NDAs with the FDA or similar applications with Health Canada, that the FDA or Health Canada will approve any of our current or future product candidates for sale in the U.S. market and Canadian market, or that they will ever be successfully commercialized and produce significant revenue for us.

  2016 Second Quarter Financial Results

  Revenue related to the Company’s license and commercialization agreement with Par Pharmaceutical, Inc. in the three months ended May 31, 2016 was $0.6 million versus $1.3 million for the three months ended May 31, 2015. These revenues are principally from sales of its generic Focalin XR® (dexmethylphenidate hydrochloride extended-release capsules) for the 15 and 30 mg strengths. The decrease in revenues is primarily due to increased competition and a softening of pricing conditions for our generic Focalin XR® capsules. A fifth generic competitor entered the market in the second half of 2015, resulting in increased price competition and lower market share. Our market share for the combined strengths has stabilized over the last several months at approximately 33%.

  The Company recorded net loss for the three months ended May 31, 2016 of $2.0 million or $0.08 per common share, compared with a net loss of $1.5 million or $0.06 per common share for the three months ended May 31, 2015. For the three months ended May 31, 2016, the net loss was attributed to lower licensing revenues and ongoing Research and development (“R&D”) and selling, general and administrative expenses. The lower revenues resulted in margin compression and lower market share with a fifth generic competitor entering the market in the second half of 2015.

  R&D expenditures in the three months ended May 31, 2016 were $1.5 million, which were lower in comparison to the three month period ended May 31, 2015 of $1.6 million. The reduced spending is due to lower third party R&D expenditures (specifically for clinical studies), as compared to the three months ended May 31, 2015.

  Selling, general and administrative expenses were $0.9 million for the three months ended May 31, 2016 in comparison to $1.0 million for the three months ended May 31, 2015.  The decrease is primarily due to the lower expenses related to a decrease in professional fees and marketing cost, partially offset by an increase in wages and occupancy cost.

  The Company had cash of $0.2 million as at May 31, 2016 compared to $0.4 million as at February 29, 2016. The decrease in cash during the three months ended May 31, 2016 was mainly a result of lower cash receipts relating to commercial sales of our generic Focalin XR® capsules for the 15 mg and 30 mg strengths, partially offset by cash flows provided from financing activities which were mainly from common share sales under the Company’s at-the-market offering program. As of July 12, 2016, we had a cash balance of $3.4 million.

  For the three months ended May 31, 2016, net cash flows provided from financing activities of $1.1 million related principally to at-the-market issuances of 562,561 of our common shares sold on NASDAQ, partially offset by capital lease payments.

  About Intellipharmaceutics

  Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, Intellipharmaceutics has developed several drug delivery systems and a pipeline of products (which have received final FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA (and one ANDS filed with Health Canada) in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes and pain.

  Intellipharmaceutics also has NDA 505(b)(2) specialty drug product candidates in its development pipeline. These include Rexista™ XR, an abuse deterrent oxycodone based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System and PODRAS™ Paradoxical OverDose Resistance Activating System, and Regabatin™ XR (pregabalin extended-release capsules). Our current development effort is increasingly directed towards improved difficult-to-develop controlled-release drugs which follow an NDA 505(b)(2) regulatory pathway. The Company has increased its research and development emphasis towards new product development, facilitated by the 505(b)(2) regulatory pathway, by advancing the product development program for both Rexista™ and Regabatin™. The 505(b)(2) pathway (which relies in part upon the approving agency's findings for a previously approved drug) both accelerates development timelines and reduces costs in comparison to NDAs for new chemical entities. An advantage of our strategy for development of NDA 505(b)(2) drugs is that our product candidates can, if approved for sale by the FDA, potentially enjoy an exclusivity period which may provide for greater commercial opportunity relative to the generic ANDA route.

  Cautionary Statement Regarding Forward-Looking Information

  Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs, and market penetration. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “plans to,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “intends,” “could,” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing and the expected use of any proceeds from any offering of our securities, our ability to maintain compliance with the continued listing requirements of the principal markets on which our securities are traded, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates and the difficulty in predicting the timing and results of any product launches, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others, our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates, the scope of protection provided by intellectual property for our drug delivery technologies, products and product candidates, the actual size of the potential markets for any of our products and product candidates compared to our market estimates, our selection and licensing of products and product candidates, our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, delays that may be caused by changing regulatory requirements, the difficulty in predicting the timing of regulatory approval and launch of competitive products, the difficulty in predicting the impact of competitive products on volume, pricing, rebates and other allowances, the inability to forecast wholesaler demand and/or wholesaler buying patterns, the seasonal fluctuation in the numbers of prescriptions written for our Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules which may produce substantial fluctuations in revenues, the timing and amount of insurance reimbursement for our products, changes in laws and regulations affecting the conditions required by the FDA for approval and labelling of drugs including abuse or overdose deterrent properties, and changes affecting how opioids are regulated and prescribed by physicians, changes in the laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third party sourced products and materials, difficulties or delays in manufacturing, the manufacturing capacity of third-party manufacturers that we may use for our products, the successful compliance with FDA, Health Canada and other governmental regulations applicable to the Company and its third party manufacturers' facilities, products and/or businesses, difficulties, delays or changes in the FDA approval process or test criteria for ANDAs and NDAs, risks associated with cyber-security and the potential for vulnerability of the digital information of the Company or a current and/or future drug development or commercialization partner of the Company and risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners. Additional risks and uncertainties relating to the Company and our business can be found in the “Risk Factors” section of our latest annual information form, our latest Form 20-F, and our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

  Nothing contained in this document should be construed to imply that the results discussed herein will necessarily continue or that any conclusion reached herein will necessarily be indicative of actual operating results of the Company.

  The condensed unaudited interim consolidated financial statements, accompanying notes to the condensed unaudited interim consolidated financial statements, and Management Discussion and Analysis for the three and six months ended May 31, 2016 will be accessible on Intellipharmaceutics’ website at www.intellipharmaceutics.com and will be available on SEDAR and EDGAR.

  Summary financial tables are provided below.

  Intellipharmaceutics International Inc.

  Condensed unaudited interim consolidated balance sheets

  As at

  (Stated in U.S. dollars)

	May 31,	November 30,
	2016	2015
	$	$
Assets
Current
Cash	173,328	1,755,196
Accounts receivable, net	390,074	478,674
Investment tax credits	612,078	458,021
Prepaid expenses, sundry and other assets	257,260	229,225
	1,432,740	2,921,116
Deferred offering costs	741,154	543,745
Property and equipment, net	1,645,095	1,759,438
	3,818,989	5,224,299
Liabilities
Current
Accounts payable	3,479,203	3,027,974
Accrued liabilities	436,295	454,290
Employee costs payable	207,302	175,172
Current portion of capital lease obligations	21,990	20,460
Convertible debenture	1,488,841	1,518,429
	5,633,631	5,196,325
Capital lease obligations	4,659	15,660
Deferred revenue	150,000	150,000
	5,788,290	5,361,985
Shareholders' deficiency
Capital stock
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
25,057,793 common shares	23,145,958	21,481,242
(2015 - 24,244,050)
Additional paid-in capital	31,592,879	30,969,093
Accumulated other comprehensive income	284,421	284,421
Accumulated deficit	(56,992,559)	(52,872,442)
	(1,969,301)	(137,686)
	3,818,989	5,224,299

  Intellipharmaceutics International Inc.

  Condensed unaudited interim consolidated statements of operations and comprehensive loss

  (Stated in U.S. dollars)

	Three months ended		Six months ended
	May 31, 2016	May 31, 2015	May 31, 2016	May 31, 2015
	$	$	$	$

Revenue
Licensing	556,044	1,268,245	1,122,981	2,407,930
	556,044	1,268,245	1,122,981	2,407,930

Expenses
Research and development	1,458,647	1,593,753	3,271,255	2,612,075
Selling, general and administrative	909,402	964,147	1,665,830	1,848,102
Depreciation	93,891	88,359	186,126	173,033
	2,461,940	2,646,259	5,123,211	4,633,210

Loss from operations	(1,905,896)	(1,378,014)	(4,000,230)	(2,225,280)
Net foreign exchange (loss) gain	(35,444)	(7,105)	(5,549)	23,097
Interest income	61	17	201	17
Interest expense	(58,798)	(122,168)	(114,539)	(219,764)
Net loss and comprehensive loss	(2,000,077)	(1,507,270)	(4,120,117)	(2,421,930)

Loss per common share, basic and diluted	(0.08)	(0.06)	(0.17)	(0.10)

Weighted average number of common
shares outstanding, basic and diluted	24,752,589	23,558,387	24,592,773	23,516,683

  Intellipharmaceutics International Inc.

  Condensed unaudited interim consolidated statements of cash flows

  (Stated in U.S. dollars)

	Three months ended		Six months ended
	May 31, 2016	May 31, 2015	May 31, 2016	May 31, 2015
	$	$	$	$

Net loss	(2,000,077)	(1,507,270)	(4,120,117)	(2,421,930)
Items not affecting cash
Depreciation	93,891	88,359	186,126	173,033
Stock-based compensation	40,749	25,655	700,859	51,167
Deferred shared units	8,200	9,448	16,144	17,246
Accreted interest on convertible debt	8,884	53,217	17,714	104,523
Unrealized foreign exchange loss/(gain)	28,851	(23,673)	10,911	(41,409)
Change in non-cash operating assets & liabilities
Accounts receivable	(103,729)	(301,623)	88,600	290,637
Investment tax credits	(71,495)	9,588	(154,057)	(47,037)
Prepaid expenses, sundry assets and other assets	41,538	(34,480)	(28,037)	75,160
Accounts payable and accrued liabilities	628,143	530,417	172,745	370,701
Deferred revenue	-	-	-	150,000
Cash flows used in operating activities	(1,325,045)	(1,150,362)	(3,109,112)	(1,277,909)

Financing activities
Repayment of capital lease obligations	(4,149)	(4,580)	(9,471)	(14,699)
Issuance of common shares on at-the-market financing	1,150,771	252,212	1,548,015	252,212
Proceeds from issuance of shares on exercise of warrants	-	-	122,092	-
Issuance of common shares on option exercise	-	-	-	159,267
Offering costs	(50,467)	(137,738)	(61,609)	(137,738)
Cash flows from financing activities	1,096,155	109,894	1,599,027	259,042

Investing activity
Purchase of property and equipment	(22,466)	(153,894)	(71,783)	(185,387)
Cash flows used in investing activities	(22,466)	(153,894)	(71,783)	(185,387)

Decrease in cash	(251,356)	(1,194,362)	(1,581,868)	(1,204,254)
Cash, beginning of period	424,684	4,224,083	1,755,196	4,233,975

Cash, end of period	173,328	3,029,721	173,328	3,029,721

Supplemental cash flow information
Interest paid	29,569	45,339	44,846	89,692
Taxes paid	-	-	-	-

Company Contact: Intellipharmaceutics International Inc. Domenic Della Penna Chief Financial Officer 416-798-3001 ext. 106 investors@intellipharmaceutics.com
Investor Contact: ProActive Capital Kirin Smith 646-863-6519 ksmith@proactivecapital.com